Exhibit 99.102

EARLY WARNING REPORT PURSUANT TO

NATIONAL INSTRUMENT 62-103

AND THE PROVISIONS OF APPLICABLE SECURITIES LEGISLATION

WITH RESPECT TO COMMON SHARES OF

COASTAL CONTACTS INC. (the “Issuer”)

1.             Name and Address of Offeror:

Kinderhook Partners, L.P. (the “Offeror”)

1 Executive Dr. - Suite 160

Fort Lee, NJ

U.S.A. 07024

2.             Designation and number or principal amount of securities and the Offeror’s securityholding percentage in the class of securities of which the Offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:

On September 19, 2011, the Offeror acquired ownership of 318,400 common shares of the Issuer (“Common Shares”) representing 0.6% of the outstanding Common Shares.

3.             Designation and number or principal amount of securities and the Offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the reporting obligation:

Following the above-mentioned acquisition, the Offeror beneficially owns 5,750,900 Common Shares, representing 10.2% of the outstanding Common Shares.

4.             Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 above, over which

(a)           the Offeror, either alone or together with any joint actors, has ownership and control,

The Offeror has beneficial ownership and control of 5,750,900 Common Shares, representing 10.2% of the outstanding Common Shares.

(b)           the Offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the Offeror or any joint actor, and

Not applicable.

(c)           the Offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

5.             The name of the market in which the transaction or occurrence that gave rise to the reporting obligation took place:

Toronto Stock Exchange.

6.             The value, in Canadian dollars, of any consideration offered per security if the Offeror acquired ownership of a security in the transaction or occurrence giving rise to the reporting obligation:

Cdn.$2.6999 per Common Share

7.             Purpose of the Offeror and any joint actors in effecting the transaction or occurrence that gave rise to the reporting obligation, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The Offeror acquired the 318,400 Common Shares for investment purposes. Depending on economic and financial conditions, the Offeror may acquire further Common Shares of the Issuer (through market or private transactions) from time to time for investment purposes.

8.             General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the Offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the reporting obligation, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

Not applicable.

9.             Names of any joint actors in connection with the disclosure required herein:

Not applicable.

10.           In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value, in Canadian dollars, of the consideration paid by the Offeror:

Not applicable.

11.           If applicable, a description of any change in a material fact set out in a previous report by the entity under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer’s securities:

Not applicable.

12.           If applicable, a description of the exemption from securities legislation being relied on by the Offeror and the facts supporting that reliance.

Not applicable.

DATED the 21st day of September, 2011.

KINDERHOOK PARTNERS, L.P.

Per:	“Tushar Shah”
TUSHAR SHAH
Authorized Signatory